Mail Stop 4561
Via Fax (480) 922-3764

October 16, 2008

Michael Moore
Chief Financial Officer
Insignia Solutions plc
7575 East Redfield Road, Suite 201
Scottsdale, AZ 85260

      Re: **Insignia Solutions plc**
              SECPS Letter dated September 12, 2008

Dear Mr. Moore:

      We have completed our review of Item 4.01 of your Form 8-K filed on October 10, 2008 in response to our comment letter dated October 9, 2008 noted above and do not, at this time, have any further comments.

                  Sincerely,

                  Melissa Feider
                  Staff Accountant